As filed with the Securities and Exchange Commission on August 3, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Sierra Pacific Resources
(Name of Subject Company (issuer))
Sierra Pacific Resources
(Name of Filing Person (offeror))
7 1/4% Convertible Notes due 2010
(Title of Class of Securities)
826428 AF1
826428 AE4
(CUSIP Number of Class of Securities)
COLLEEN J. RICE, ESQ.,
ACTING GENERAL COUNSEL AND ACTING CORPORATE SECRETARY
SIERRA PACIFIC RESOURCES
P.O. BOX 30150 (6100 NEIL ROAD)
RENO, NEVADA 89520-3150 (89511)
(775) 834-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
WILLIAM C. ROGERS, ESQ.
CHOATE, HALL & STEWART LLP
TWO INTERNATIONAL PLACE
BOSTON, MASSACHUSETTS 02110
(617) 248-5000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$345,000,000(a)	$40,606.50

(a)	Estimated solely for the purpose of determining the registration fee. The amount assumes the conversion of all outstanding 7 1/4% Convertible Senior Notes due 2010. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and equals $117.70 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$34,250.70	Filing Party:	Sierra Pacific Resources
Form or Registration No.:	Form S:4 (333-127128)	Date Filed:	August 3, 2005
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Issuer Tender Offer Statement on Schedule TO relates to an offer by Sierra Pacific Resources, a Nevada corporation (the “Company”), to pay a cash premium to holders of any and all of the Company’s $300,000,000 principal amount outstanding 7 1/4% Convertible Notes due 2010 (the “Notes”), who convert their Notes to shares of the Company’s common stock, $1.00 par value per share (“Common Stock”), upon the terms and subject to the conditions contained in the Conversion Offer Prospectus dated August 3, 2005 (the “Conversion Offer Prospectus”) and the related Letter of Transmittal, which are parts of the Company’s Registration Statement on Form S-4 dated the date hereof (the “Registration Statement”) and are incorporated herein by reference.
     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet
     The information set forth in the Conversion Offer Prospectus in the sections entitled “Summary” and “Questions and Answers about the Offer” is incorporated herein by reference in answer to Item 1 of this Issuer Tender Offer Statement on Schedule TO.
Item 2. Subject Company Information
     The name of the subject company is Sierra Pacific Resources, the address of the Company’s principal executive offices is 6100 Neil Road, Reno, Nevada 89520-3150. The Company’s telephone number is (775) 834-3600.
     The subject class of securities is the Company’s 7 1/4% Convertible Senior Notes due 2010. As of August 3, 2005 $300 million aggregate principal amount of Notes was outstanding. The information set forth in the Conversion Offer Prospectus in the sections entitled “Description of Common Stock,” “Description of Notes,” “Questions and Answers About the Offer,” “Terms of the Offer – Conversion Terms of the Notes” and “Price Range of Common Stock and Dividend Policy” is incorporated herein by reference in answer to Item 2 of this Issuer Tender Offer Statement on Schedule TO.
     There is no established reporting system or trading market for trading in the Notes; the Notes currently are traded over-the-counter. Accordingly, the Dealer Managers have advised us that there is no practical way to determine the trading history of the Notes. We believe that trading in the Notes has been limited and sporadic.
Item 3. Identity and Background of Filing Person
     The information set forth in Item 2 above is incorporated herein by reference in answer to Item 3 of this Issuer Tender Offer Statement on Schedule TO.
     As required by general instruction C to Schedule TO, the following persons are the directors, executive officers or controlling persons of the Company:

Name	Position

Walter M Higgins III	Chairman of the Board, President and Chief Executive Officer
Joseph B. Anderson, Jr.	Director
Mary Lee Coleman	Director
Krestine M. Corbin	Director
Theodore J. Day	Director
James R. Donnelly	Director
Jerry E. Herbst	Director
Phillip G. Satre	Director
Clyde T. Turner	Director
John F. O’Reilly	Director
Michael W. Yackira	Corporate Executive Vice President and Chief Financial Officer
John E. Brown	Controller
William D. Rogers	Corporate Treasurer
Donald L. Shalmy	Corporate Senior Vice President, Public Policy and External Affairs
Jeffrey L. Ceccarelli	Corporate Senior Vice President, Service Delivery and Operations
Roberto R. Denis	Corporate Senior Vice President, Generation and Energy Supply
Stephen R. Wood	Corporate Senior Vice President, Administration

The address of each director and executive officer listed above is c/o Sierra Pacific Resources, 6100 Neil Road, Reno, Nevada 89520-3150 and each such person’s telephone number is (775) 834-3600.
Item 4. Terms of the Transaction
     The information in the Conversion Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 4 of this Issuer Tender Offer Statement on Schedule TO.
     To the Company’s knowledge, none of the Company’s officers, directors or affiliates beneficially hold Notes.
Item 5. Past Contracts, Transactions, Negotiations and Agreements
     The information in the Conversion Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 5 of this Issuer Tender Offer Statement on Schedule TO. In addition, the information in (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “Annual Report”), (ii) the Company’s quarterly report on Form 10-Q for the period ended March 31, 2005 (the “Quarterly Report”) and (iii) in the Registration Statement on Form S-3, as amended (File No. 333-105070), initially filed with the Securities and Exchange Commission on May 7, 2003 is incorporated herein by reference in answer to Item 5 of this Issuer Tender Offer Statement on Schedule TO.
Item 6. Purposes of the Transaction and Plans or Proposals
     The information in the Conversion Offer Prospectus in the Sections entitled “Summary — Purpose of the Offer,” “Questions and Answers About the Offer” and “Use of Proceeds” is incorporated herein by reference in answer to Item 6 of this Issuer Tender Offer Statement on Schedule TO.
Item 7. Source and Amount of Funds or Other Consideration
     The information in the Conversion Offer Prospectus in the sections entitled “Summary — Sources and Amount of Funds,” “Questions and Answers About the Offer” and “Terms of the Offer — Conditions to the Offer” is incorporated herein by reference in answer to Item 7 of this Issuer Tender Offer Statement on Schedule TO.
Item 8. Interest in Securities of the Subject Company
     The information set forth in Item 4 above is incorporated herein by reference in answer to Item 8 of this Issuer Tender Offer Statement on Schedule TO.
     During the past 60 days, there has been no transaction in the Notes required to be described.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
     The information regarding the Company’s Dealer Managers, Conversion Agent and Information Agent set forth in the Conversion Offer Prospectus in the sections entitled “Dealer Managers,” “Information Agent” and “Conversion Agent” are incorporated herein by reference in answer to Item 9 of this Issuer Tender Offer Statement on Schedule TO.
Item 10. Financial Statements
     The financial statements and related notes of the Company are set forth in Item 8, Financial Statement and Supplementary Data, of the Company’s Annual Report, which is incorporated herein by reference in answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO. The balance sheets, income statements and statements of cash flows are set forth in Item 1, Financial Statements-Sierra Pacific Resources, of the Quarterly Report, which is incorporated herein by reference in answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO. These reports and other information filed by the Company with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room, at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The information in the Conversion Offer Prospectus in the section entitled “Ratio of Earnings to Fixed Charges” is incorporated by herein by reference in answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO.
Item 11. Additional Information

     The information in the Conversion Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 11 of this Issuer Tender Offer Statement on Schedule TO.
Item 12. Exhibits

Exhibit No.	Description
(a)(1)(i)	Conversion Offer Prospectus, dated August 3, 2005 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Registration Statement).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	Letter to Clients.
(a)(2)	None.
(a)(3)	None.
(a)(4)	Filed herewith as exhibit a(1)(i).
(a)(5)	Press release dated August 3, 2005 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Act of 1934).
(b)	None.
(d)	None.
(g)	None.
(h)	Tax opinion of Choate, Hall & Stewart LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).
Item 13. Information required by Schedule 13E-3
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIERRA PACIFIC RESOURCES
By:	/s/ Michael W. Yackira
Michael W. Yackira
Corporate Executive Vice President and Chief Financial Officer
Dated: August 3, 2005